September 28, 2005

Consolidated Financial Statements
(Expressed in Canadian dollars)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Years ended June 30, 2005, 2004 and 2003

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of YM Biosciences Inc. and subsidiaries (a development stage company) as at June 30, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended June 30, 2005 and for the period from August 17, 1994 to June 30, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2005 and for the period from August 17, 1994 to June 30, 2005 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants

Toronto, Canada
September 22, 2005

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheets
(Amounts in Canadian dollars, unless otherwise noted)

June 30, 2005 and 2004

	2005	2004
		(Restated - note 1(n))

Assets

Current assets:
Cash and cash equivalents	$686,373	$5,493,907
Short-term deposits	29,882,472	14,893,951
Marketable securities (note 3)	4,834	19,715
Accounts receivable and prepaid expenses	1,751,373	463,838
	32,325,052	20,871,411

Acquired technologies (note 5)	5,648,141	-

Capital assets (note 4)	226,698	11,381

	$38,199,891	$20,882,792

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$2,995,457	$993,272
Accrued liabilities	830,158	170,439
	3,825,615	1,163,711

Deferred revenue	534,157	-

Shareholders' equity:
Share capital (note 7)	87,487,802	59,841,914
Share purchase warrants (note 7)	5,313,283	3,627,239
Contributed surplus (note 7)	1,790,928	569,195
Deficit accumulated during the development stage	(60,751,894)	(44,319,267)
	33,840,119	19,719,081

Commitments (note 10)

	$38,199,891	$20,882,792

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ David G.P. Allan

Director

/s/ Tryon Williams

Director

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Operations and
Deficit Accumulated During the Development Stage
(Amounts in Canadian dollars, unless otherwise noted)

				From
				inception on
		Years ended June 30,		August 17, 1994 to June 30,
	2005	2004	2003	2005
			(Restated - note 1(n))

Revenue	$748,020	$-	$-	$748,020
Interest income	703,873	347,187	273,232	3,492,291
	1,451,893	347,187	273,232	4,240,311

Expenses:
General and administrative	6,314,357	3,610,848	1,936,364	21,147,729
Licensing and product development	10,981,950	5,066,569	3,965,385	41,858,337
	17,296,307	8,677,417	5,901,749	63,006,066

Loss before the undernoted	(15,844,414)	(8,330,230)	(5,628,517)	(58,765,755)

Gain on sale of marketable securities	-	638,332	-	638,332

Unrealized loss on marketable securities	(14,881)	-	(1,812,158)	(1,827,038)

Loss before income taxes	(15,859,295)	(7,691,898)	(7,440,675)	(59,954,461)

Income taxes	-	-	-	7,300

Loss for the period	(15,859,295)	(7,691,898)	(7,440,675)	(59,961,761)

Deficit, beginning of period, as restated	(44,319,267)	(36,470,665)	(28,969,893)	-

Cost of purchasing shares for cancellation in excess of book value (note 7)	(573,332)	(156,704)	(60,097)	(790,133)

Deficit, end of period	$(60,751,894)	$(44,319,267)	$(36,470,665)	$(60,751,894)

Basic and diluted loss per common share	$(0.47)	$(0.36)	$(0.56)

Weighted average number of common shares outstanding (excludes 2,777,778 common shares held in escrow for contingent additional payment related to the acquisition of Delex Therapeutics Inc. (note 2))	34,046,450	21,353,479	13,218,177

See accompanying notes to consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Cash Flows
(Amounts in Canadian dollars, unless otherwise noted)

				From
				inception on
		Years ended June 30,		August 17, 1994 to June 30,
	2005	2004	2003	2005
			(Restated - note 1(n))

Cash provided by (used in):

Operating activities:
Loss for the period	$(15,859,295)	$(7,691,898)	$(7,440,675)	$(59,961,761)
Items not involving cash:
Depreciation of capital assets	11,717	14,910	59,640	270,664
Amortization of acquired technologies	137,760	-	-	137,760
Unrealized loss on marketable securities	14,881	-	1,812,158	1,827,039
Gain on sale of marketable securities	-	(638,332)	-	(638,332)
Stock-based compensation	1,278,955	500,375	68,820	1,848,150
Non-cash issuance of warrants	192,750	-	-	192,750
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	(367,916)	(295,651)	21,927	(831,754)
Accounts payable and accrued liabilities and deferred revenue	2,396,216	841,128	(51,803)	3,559,927
	(12,194,932)	(7,269,468)	(5,529,933)	(53,595,557)

Financing activities:
Repayment of debentures (note 2)	(1,469,425)	-	-	(1,469,425)
Issuance of common shares on exercise of options	109,318	1,544,375	-	1,653,693
Issuance of common shares on exercise of warrants	432,402	222,348	-	654,750
Redemption of preferred shares	-	-	(80,372)	(2,630,372)
Repurchase of common shares	(779,909)	(230,379)	(19,390)	(1,029,679)
Net proceeds from issuance of shares and special warrants	18,884,120	17,047,001	-	80,654,111
	17,176,506	18,583,345	(99,762)	77,833,078

Investing activities:
Short-term deposits, net	(14,988,521)	(14,893,951)	-	(29,882,472)
Proceeds on sale of marketable securities	-	1,402,239	-	1,402,239
Restricted cash	-	-	600,000	-
Additions to capital assets	(27,034)	(3,724)	(2,361)	(297,362)
	(15,015,555)	(13,495,436)	597,639	(28,777,595)

Decrease in cash and cash equivalents	(10,033,981)	(2,181,559)	(5,032,056)	(4,540,074)

Cash assumed on acquisition of Delex	5,226,447	-	-	5,226,447

Cash and cash equivalents, beginning of period	5,493,907	7,675,466	12,707,522	-

Cash and cash equivalents, end of period	$686,373	$5,493,907	$7,675,466	$686,373

Non-cash items:
Issuance of 3,412,698 common shares on Delex acquisition	$9,862,697	$-	$-	$9,862,697

See accompanying notes to consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2005, 2004 and 2003

YM Biosciences Inc. (the "Company" or "YM") was incorporated on August 17, 1994 under the laws of the Province of Ontario and was continued under the laws of the Province of Nova Scotia on December 11, 2001. The Company is a development stage company. Its long-term viability is dependent on the success of its regulatory submissions and licensing and marketing activities, its ability to obtain additional financing and to earn a sufficient market share once its licensed products are in commercial production. The Company has entered into licensing agreements with certain biotechnology, pharmaceutical and medical institutes. The licenses grant exclusive rights for certain territories for certain products or families of products developed and rights of first refusal on additional territories, additional products or extensions to existing products. During the year, the Company acquired Delex Therapeutics Inc. ("Delex") (note 2). Delex is developing inhalation delivered fentanyl products to treat pain and is advancing AeroLEF™, a proprietary technology for the treatment of acute and breakthrough pain.

1.	Significant accounting policies:

The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Significant accounting policies are summarized below:

(a)	Basis of presentation:

These consolidated financial statements include the accounts of the Company, its 80% owned joint ventures, CIMYM Inc. (Ontario) and CIMYM Inc. (Barbados), and its wholly owned subsidiary Delex.

During the year ended June 30, 2004, the Company increased its ownership in CBQYM Inc. from 80% to 100% for nominal consideration. The Company completed the dissolution of CBQYM Inc. in 2005. There are no accounting consequences of this dissolution.

(b)	Revenue recognition:

Revenue is deemed to be realized and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company's price to the customer is fixed or determinable, and collectibility is reasonably assured.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2005, 2004 and 2003

1.	Significant accounting policies (continued):

Contingent revenue attributable to the achievement of regulatory or developmental milestones is recognized only on the achievement of the applicable milestone. Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development collaborations are deferred and recognized as revenue on a systematic basis over the term of the related collaboration.

(c)	Cash and cash equivalents:

Cash and cash equivalents are recorded at cost. Cash equivalents consist of highly liquid, held-to-maturity deposits, with terms extending to 90 days from the date of acquisition.

(d)	Short-term deposits:

Short-term deposits are recorded at cost plus accrued interest and consist of highly liquid, held-to-maturity deposits, with terms extending beyond 90 days from the date of acquisition.

(e)	Marketable securities:

Marketable securities are recorded at the lower of cost and market value. Market values of shares and warrants held are determined based on their quoted market prices. Losses arising from changes in the market value are included in net earnings or loss for the year.

(f)	Capital assets:

Capital assets are stated at cost less accumulated depreciation. Depreciation is provided to amortize the cost of capital assets over their estimated useful lives using the straight-line method over the following periods:

Computer equipment	3 years
Furniture and equipment	5 years
Leasehold improvements	Term of lease

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2005, 2004 and 2003

1.	Significant accounting policies (continued):

(g)	Intangible assets:

Acquired technologies being intangible assets with finite lives are amortized over their estimated useful lives of seven years.

(h)	Impairment of long-lived assets:

The Company reviews the carrying value of intangible assets with finite lives and capital assets for existence of facts or changes in circumstances that might indicate a condition of impairment. An impairment loss would be recognized when estimates of undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount. No impairment relating to the long-lived assets has been identified by the Company for the three years ended June 30, 2005.

(i)	Development costs:

To date, all development costs have been expensed. Development costs include costs associated with product development activities, including salaries of scientific and technical staff and payments to third parties for development activities. Development costs that meet specific stringent criteria related to technical, market and financial feasibility are capitalized. To date, none of the development costs has met such criteria.

(j)	Government assistance:

Government assistance, including investment tax credits received relating to development costs, is reflected as a reduction of the development costs when there is reasonable assurance that the assistance will be received.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2005, 2004 and 2003

1.	Significant accounting policies (continued):

(k)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment or substantive enactment.

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the period in which the temporary differences are deductible. Management considers the scheduled reversals of future income tax liabilities, the character of the future income tax asset and tax planning strategies in making this assessment. To the extent that management believes that the realization of future income tax assets does not meet the more likely than not realization criteria, a valuation allowance is recorded against the future income tax assets.

(l)	Stock-based compensation:

The Company has a stock option plan for directors, officers, employees and service providers. All stock options issued under the plan have an exercise price equal to the fair market value of the underlying shares on the date of the grant. The Company applies the fair value based method to all options granted to service providers and to employee stock options granted on or after July 1, 2002. Under the fair value-based method, compensation cost is measured at the fair value of the award at the date of grant using the Black-Scholes option pricing model. Compensation cost is expensed over the service period for service provider awards and over the vesting period for employee awards. The settlement method was used to account for employee stock options granted before July 1, 2002. Under the settlement method, no compensation cost was recognized at the date of grant or recognized over the vesting period. Any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2005, 2004 and 2003

1.	Significant accounting policies (continued):

(m)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(n)	Changes in accounting policies:

(i)	Stock-based compensation:

Prior to July 1, 2004, the Company applied the fair value-based method of accounting prescribed by The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to stock-based compensation provided to non-employees and applied the settlement method of accounting to stock options granted to employees and directors.

CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, was amended to require entities to account for stock-based compensation to employees using the fair value-based method. In accordance with one of the transitional options permitted under amended Section 3870, the Company retroactively applied the fair value-based method to all employee stock options granted on or after July 1, 2002, and has restated prior periods. The effect of retroactively adopting the fair value-based method is to increase general and administrative expenses and the loss for the period by $480,524 and $58,855 for the years ended June 30, 2004 and 2003, respectively, with corresponding increases to the deficit and contributed surplus. This change had the effect of increasing the annual basic and diluted loss per share by $0.02 in 2004 with no change in 2003.

This retroactive change in accounting policy also affected disclosures made in note 8, stock-based compensation, and to note 12, Canadian and United States accounting policy differences.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2005, 2004 and 2003

1.	Significant accounting policies (continued):

(ii)	Consolidation of variable interest entities:

In June 2003, the CICA issued Accounting Guideline 15, Consolidation of Variable Interest Entities ("AcG-15"). The guideline is harmonized with Financial Accounting Standards Board Interpretation No. 46R, Consolidation of Variable Interest Entities ("Fin 46R") and provides guidance for applying the principles in CICA Handbook Section 1590, Subsidiaries, to those entities (defined as variable interest entities ("VIEs") and more commonly referred to as special purposes entities), in which either there is insufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties or the equity investors lack one or more specified essential characteristics of a controlling financial interest (i.e., voting control, an obligation to absorb expected losses or the right to receive expected residual returns). AcG-15 requires consolidation of VIEs by the primary beneficiary. The primary beneficiary is defined as the party which has exposure to the majority of the VIEs expected losses and/or expected residual returns. AcG-15, as amended, is effective for all annual and interim periods beginning on or after November 1, 2004.

Effective January 1, 2005, the Company has adopted AcG-15 retroactively since the date of inception of the joint ventures. In accordance with AcG-15, the Company determined that each of its investments in joint ventures is a VIE and the Company is the primary beneficiary since inception of the entities. As set out in note 1(a) of the Company's annual financial statements, the Company proportionately consolidated the joint ventures and made provision for any advances to the joint ventures that did not eliminate on consolidation, such that the Company has recorded 100% of the results of operations and cash flows of these entities since their inception. Accordingly, there is no effect on the Company's financial position or results of operations as a result of the Company retroactively adopting AcG-15 at January 1, 2005.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2005, 2004 and 2003

1.	Significant accounting policies (continued):

(o)	New accounting pronouncements:

(i)	Share-based compensation:

In December 2004, the Financial Accounting Standards Board issued Statement No. 123 (revised 2004), Share-Based Payment (which supercedes Statements No. 123) that addresses the accounting for share-based payments transactions in which an enterprise receives employee services in exchange for (i) equity instruments of the enterprise, or (ii) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The new standard eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees, and instead requires that such transactions be accounted for using a fair value-based method. The new standard is effective for interim or annual periods beginning after June 15, 2005, meaning that an entity must apply the guidance to all employee awards of share-based payment granted, modified, or settled in any interim or annual period beginning after June 15, 2005. The cumulative effect of initially applying this standard, if any, must be recognized as of the required effective date. The Company is reviewing the proposal to determine the potential impact, if any, on its consolidated financial statements.

(ii)	Financial instruments:

In January 2005, the CICA issued Section 3855, Financial Instruments - Recognition and Measurement, Section 1530, Comprehensive Income, and Section 3865, Hedges. The new standards will be effective for interim and annual financial statements commencing in 2007. Earlier adoption is permitted. Most significantly for the Company, the new standards will require presentation of a separate statement of comprehensive income. Foreign exchange gains and losses on the translation of the financial statements of self-sustaining subsidiaries previously recorded in a separate section of shareholders' equity will be presented in comprehensive income. Derivative financial instruments will be recorded in the balance sheet at fair value and the changes in fair value of derivatives designated as cash flow hedges will be reported in comprehensive income. The existing hedging principles of AcG-13 will be maintained. The Company is assessing the impact of the new standards.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2005, 2004 and 2003

1.	Significant accounting policies (continued):

(iii)	Non-monetary transactions:

The CICA has recently issued Section 3831, Non-Monetary Transactions, replacing CICA Section 3830. The new section requires all non-monetary transactions to be measured at fair value of the asset given up or the asset received, whichever is more reliable, unless the transaction lacks commercial substance, among other exceptions. The commercial substance approach differs from the prior approach related to the culmination of earnings process as the test for fair value measurement. The commercial substance requirement is met when an entity's future cash flows are expected to change significantly as a result of the transaction.

The new standard is effective for transactions initiated in fiscal periods beginning on or after January 1, 2006. Early adoption is permitted only as of the beginning of a period starting on or after July 1, 2005. The Company has chosen to early adopt this standard effective August 1, 2005. The Company has assessed the current non-monetary transactions that it undertakes and, as a result of its review of past transactions, the new standard is unlikely to have a significant impact to the Company.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2005, 2004 and 2003

2.	Acquisition:

On May 2, 2005, the Company completed the acquisition of the outstanding debt payable to the Delex shareholders and all of the common shares and other securities of Delex, a privately held Canadian company. The acquisition was accounted for using the purchase method of accounting. The assets, liabilities, revenue and expenses of Delex have been included in the consolidated financial statements of the Company from May 2, 2005, the date of acquisition. Consideration given, which was determined by the fair value of the consideration given at the date of acquisition, including acquisition costs, was allocated to the assets acquired and liabilities assumed based on their fair values on the date of acquisition as follows:

Assets acquired:
Cash	$5,226,447
Accounts receivable and prepaid expenses	79,789
Investment tax credits recoverable	839,830
Capital assets	200,000
Acquired technologies	5,785,901
Future tax assets (net of valuation allowance of $2,201,417)	2,025,065
14,157,032

Liabilities assumed:
Debentures	(1,469,425)
Accounts payable and accrued liabilities	(356,554)
Future tax liabilities	(2,025,065)
(3,851,044)

Net assets acquired	$10,305,988

Consideration given:
3,412,698 common shares of YM	$9,862,697
Acquisition costs	443,291

$10,305,988

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2005, 2004 and 2003

2.	Acquisition (continued):

The consideration allocated to assets acquired and liabilities assumed excludes contingent consideration that could be paid based on the achievement of certain milestones. The Company issued 6,190,476 common shares to Delex shareholders, in consideration for the outstanding debt payable to Delex shareholders, and all of the common shares and other securities of Delex. 4,603,174 of such common shares are to be held in escrow for the benefit of the Delex shareholders. Of these escrowed shares, 1,825,396 (with a market value of approximately $5,275,000) will be released based on the passage of time in tranches of 456,349 common shares at six, twelve, eighteen and twenty-four months following closing. The remaining 2,777,778 escrowed shares will be released from escrow upon achievement of specific milestones with respect to Delex technology and will be recorded as additional consideration at the fair value of the Company's common shares at the time of the achievement of the respective milestones: 396,825 common shares upon regulatory approval for a Phase II clinical trial; 634,921 common shares upon entering a collaboration or other licensing arrangement; 1,111,112 common shares upon initiation of the first Phase III clinical trial; and 634,920 common shares upon initiation of the second Phase III clinical trial. Upon receipt of United States regulatory approval to market a product using Delex's technology, the Company will make an additional payment of $4,750,000 in cash or common shares, or a combination of both, at its option, to the former Delex shareholders.

In addition, acquisition costs of $175,000 are owed in finder's fees based on achievement of the aforementioned milestones.

The fair value of the YM shares issued is based on the average closing price of YM shares two days before, the day of, and two days after May 2, 2005, the closing date of the acquisition.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2005, 2004 and 2003

3.	Marketable securities:

On September 25, 2002, as set out in note 7, the Company issued Class B preferred shares in exchange for 1,100,000 ordinary shares and 220,000 warrants of New Opportunities Investment Trust ("NOIT") as part of the NOIT initial prospectus offering. The cost of the NOIT investment of $2,595,780 was determined with reference to the market value of the Company's Class B preferred shares at that time. Since the date of the original listing of the NOIT shares and warrants on the London Stock Exchange to June 30, 2003, the value of these shares and warrants declined by $1,812,158 with such amount being reflected as a loss in the 2003 consolidated statements of operations. On January 9, 2004, the Company completed a transaction, whereby it sold 1,100,000 ordinary shares of NOIT at their market value of £0.55 (approximately $1.29) per share, resulting in a net gain of $638,332. As at June 30, 2005, the marketable securities consisted of 220,000 share purchase warrants in NOIT that had a market value of $4,834 (2004 - $69,491).

4.	Capital assets:

		Accumulated	Net Book
June 30, 2005	Cost	Depreciation	Value

Computer equipment	$149,649	$127,737	$21,912
Furniture and equipment	284,449	79,663	204,786
Leasehold improvements	45,250	45,250	-

	$479,348	$252,650	$226,698

		Accumulated	Net Book
June 30, 2004	Cost	Depreciation	Value

Computer equipment	$132,022	$123,394	$8,628
Furniture and equipment	75,042	72,289	2,753
Leasehold improvements	45,250	45,250	-

	$252,314	$240,933	$11,381

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2005, 2004 and 2003

5.	Acquired technologies:

		Accumulated	Net Book
June 30, 2005	Cost	Amortization	Value

Acquired technologies	$5,785,901	$137,760	$5,648,141

6.	Consolidation of variable interest entities:

The consolidated financial statements include the Company's share of the revenue and expenses of incorporated joint ventures as follows:

				From
				inception on
				August 17,
		Years ended June 30,		1994 to June 30,
	2005	2004	2003	2005

General and administrative expenses	$2,188,580	$2,413,500	$1,857,887	$13,002,394

Licensing and product development costs	706,344	946,453	1,774,823	19,462,781

Loss for the period	$2,894,924	$3,359,953	$3,632,710	$32,465,175

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2005, 2004 and 2003

7.	Share capital, warrants and contributed surplus:

(a)	Share capital:

Authorized:
500,000,000 Class A preferred shares
500,000,000 Class B preferred shares, Series 1
500,000,000 Class A non-voting common shares
500,000,000 common shares

Issued:

	Number of shares	Amount

Class B preferred shares, Series 1:
Balance, June 30, 2002	3,750,000	$11,514,407
Issued from treasury (NOIT)	759,000	2,595,780
Shares repurchased for cancellation	(46,200)	(29,329)
Conversion to common shares, June 12, 2003	(4,462,800)	(14,080,858)

Balance, June 30, 2005 and 2004	-	$-

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2005, 2004 and 2003

7.	Share capital, warrants and contributed surplus (continued):

	Number of
	shares	Amount

Common shares:
Issued on incorporation, August 17, 1994	7	$1
Issued to founding shareholders during fiscal 1996	4,204,250	224,457
Issued on private placement, August 1996	125,009	10,000
Issued on exercise of special warrants, June 1997	4,484,613	13,167,901
Issued on private placement, August 1997	272,250	1,139,366
Issued on private placement, March/April 2000	3,813,840	15,366,701
Issued on exercise of stock options, May 2000	23,125	75,156
Issued pursuant to licensing agreement, November 2000	50,000	450,000
Issued pursuant to a licensing agreement, October 2001	25,000	225,000

Balance, June 30, 2002	12,998,094	30,658,582
Conversion of preferred shares, June 12, 2003	4,462,800	14,080,858
Shares purchased for cancellation	(19,000)	(10,336)

Balance, June 30, 2003	17,441,894	44,729,104
Shares repurchased for cancellation	(169,900)	(73,675)
Issued on the exercise of special warrants, February 2004	10,895,658	13,321,181
Issued on exercise of stock options	23,000	44,375
Issued on exercise of warrants	118,939	320,929
Issued on exercise of compensation options	375,000	1,500,000

Balance, June 30, 2004	28,684,591	59,841,914
Shares repurchased for cancellation	(300,500)	(206,577)
Issued on exercise of special warrants, September 30, 2004	6,601,588	17,390,826
Issued on exercise of options	61,110	166,540
Issued on exercise of warrants	124,801	432,402
Issued on acquisition of Delex, May 2, 2005	3,412,698	9,862,697

Balance, June 30, 2005	38,584,288	$87,487,802

In addition at June 30, 2005, 2,777,778 common shares have been placed in escrow for contingent payments related to the Delex acquisition. These escrowed shares will be valued based upon their fair market value at the time of resolution of the related milestone contingency (note 2).

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2005, 2004 and 2003

7.	Share capital, warrants and contributed surplus (continued):

During the year ended June 30, 2003, the Company purchased for cancellation 46,200 Class B preferred shares, Series 1 and 19,000 common shares under a normal course issuer bid, at a total cost of $99,762. The excess of $60,097 over the book value of the shares was charged to deficit. On June 12, 2003, the Class B preferred shares, Series 1 automatically converted into common shares on a one-for-one basis.

During the year ended June 30, 2004, the Company purchased for cancellation 169,900 common shares under a normal course issuer bid, at a total cost of $230,379. The excess of $156,704 over the book value of the shares was charged to deficit.

On September 30, 2004, pursuant to a prospectus filed with the Ontario Securities Commission, the Company issued 6,601,588 units at a price of $3.15. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant with each whole warrant entitling the holder to purchase one common share at a price of $3.75 for a period of 36 months. Total proceeds amounted to $20,795,002, less issuance costs of $1,822,695. The net proceeds were allocated on a relative fair value basis of $17,390,826 to common stock and $1,581,481 to share purchase warrants using the Black-Scholes fair value option pricing model. Issuance costs include underwriter's warrants to acquire an additional 462,211 units at a price of $3.15 per unit for a period of 36 months from the date of closing with a fair value of $360,447.

During the year ended June 30, 2005, the Company purchased for cancellation 300,500 common shares under a normal course issuer bid, at a total cost of $779,909. The excess of $573,332 over the book value of the shares was charged to deficit.

(b)	Special warrants:

On December 15, 2003, the Company completed the sale of 10,895,658 special warrants by way of a private placement. Each special warrant sold for $1.75 and entitled the holder to receive one common share and one-half of a share purchase warrant to purchase one additional common share. As part of the consideration for arranging the private placement, the Company also issued 1,089,566 special warrants entitling agents to receive a share purchase warrant to purchase one additional common share.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2005, 2004 and 2003

7.	Share capital, warrants and contributed surplus (continued):

Total proceeds amounted to $19,067,402, less issuance costs of $2,990,115. The share purchase warrants were recorded at fair value of $3,725,820 determined using the Black-Scholes option pricing model. On February 17, 2004, pursuant to a prospectus filed with the Ontario Securities Commission, the special warrants were automatically exercised and the Company issued 10,895,658 common shares and 5,447,829 share purchase warrants which are exchangeable with $2.50 for one common share for five years and 1,089,566 share purchase warrants to agents which are exchangeable with $1.75 for one common share for five years.

(c)	Share purchase warrants:

The Company has issued warrants for the purchase of common shares for a specified price for a specific period of time. Nominal value was ascribed to the warrants issued prior to June 30, 2002. Warrants issued after that date have been valued on a relative basis using the Black-Scholes fair value option pricing model. The following table contains information regarding the warrants to acquire common shares outstanding as of June 30, 2005. As of June 30, 2005, all outstanding warrants were exercisable.

		Weighted
		average
	Number of	exercise
	shares	price	Amount

Outstanding, June 30, 2002 and 2003	3,020,669	$4.50	$-
Issued February 2004 on exercise of special warrants at relative fair value	5,447,829	2.50	2,756,106
Issued February 2004 on exercise of special agent warrants at fair value	1,089,566	1.75	969,714
Exercised	(118,939)	1.87	(98,581)
Expired	(2,613,725)	4.50	-

Outstanding, June 30, 2004	6,825,400	2.53	3,627,239
Expired/adjusted	(49,553)	9.00	-
Exercised	(124,801)	1.82	(88,187)
Issued pursuant to financing	3,993,961	2.37	1,581,481
Issued in exchange for services	100,000	3.15	192,750

Outstanding, June 30, 2005	10,745,007	2.93	$5,313,283

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2005, 2004 and 2003

7.	Share capital, warrants and contributed surplus (continued):

As at June 30, 2005:

		Weighted
		average
		remaining
Range of	Number	contractual
exercise prices	outstanding	life (years)

$1.75	964,566	3.46
$2.50	5,416,390	3.46
$3.15	100,000	2.50
$3.35	544,137	2.25
$3.75	3,350,470	2.25
$4.00	125,000	1.00
$4.50	244,444	0.25

(d)	Contributed surplus:

Balance, June 30, 2002	$-
Stock-based compensation	68,820

Balance, June 30, 2003	68,820
Stock-based compensation	500,375

Balance, June 30, 2004	569,195
Stock-based compensation	1,278,955
Exercise of options	(57,222)

Balance, June 30, 2005	$1,790,928

8.	Stock-based compensation:

The Company has granted stock options pursuant to a stock option plan. Under the plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company. The option exercise prices range from $1.50 to $4.50.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2005, 2004 and 2003

8.	Stock-based compensation (continued):

Compensation cost recognized as an expense during the year for stock-based employee compensation awards was $1,278,955 (2004 - $480,524; 2003 - $58,855). Compensation cost recognized related to non-employee options granted during the year was nil (2004 - $19,850; 2003 - $9,966).

The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value option pricing model with the following assumptions:

Issue date	2005	2004

Number of options issued	860,487	825,620
Risk-free interest rate	3.0% - 4.3%	3.2% - 4.43%
Volatility factor	120%	86% - 120%
Contractual life of options	1/8 - 10 years	5 - 10 years
Vesting period (months)	immediately to 24	12 - 40
Weighted average fair value of options granted	$1.96	$1.17
Fair value of options	$1,685,240	$510,375

The following tables reflect the activity under the stock option plan for the years ended June 30, 2005 and 2004 and the share options outstanding at end of year:

	2005		2004
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price

Outstanding, beginning of year	2,523,252	$2.80	1,727,132	$3.34
Granted	860,487	3.11	825,620	1.64
Cancelled/forfeited	(153,299)	3.05	(6,500)	2.94
Exercised	(61,110)	1.79	(23,000)	1.93

Outstanding, end of year	3,169,330	2.92	2,523,252	2.80

Exercisable, end of year	2,165,673	$3.09	1,604,151	$3.40

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2005, 2004 and 2003

8.	Stock-based compensation (continued):

As at June 30, 2005:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise price	outstanding	life (years)	price	exercisable	price

$1.75	1,032,810	8.0	$1.75	668,662	$1.75
$2.00	60,000	7.8	2.00	39,000	2.00
$2.10	50,000	8.8	2.10	33,333	2.10
$2.50	136,000	6.5	2.50	95,450	2.50
$2.75	35,000	9.4	2.75	11,667	2.75
$3.15	806,938	9.8	3.15	268,979	3.15
$3.25	366,250	2.2	3.25	366,250	3.25
$4.00	12,500	2.4	4.00	12,500	4.00
$4.50	669,832	2.5	4.50	669,832	4.50

$1.75 - $4.50	3,169,330	7.0	2.92	2,165,673	3.09

As at June 30, 2004:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise price	outstanding	life (years)	price	exercisable	price

$1.50	25,000	0.2	$1.50	25,000	$1.50
$1.75	1,080,620	8.0	1.75	316,698	1.75
$2.00	60,000	8.8	2.00	21,000	2.00
$2.10	50,000	9.8	2.10	16,667	2.10
$2.50	167,500	7.7	2.50	74,050	2.50
$3.25	425,300	3.0	3.25	425,300	3.25
$4.00	12,500	3.4	4.00	12,500	4.00
$4.50	702,332	5.5	4.50	712,936	4.50

$1.50 - $4.50	2,523,252	6.4	2.80	1,604,151	3.40

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2005, 2004 and 2003

9.	Out-licensing agreements:

(a)
On July 13, 2004, the Company entered into a License, Development, Manufacturing and Supply Agreement concerning two of its products. Under the terms of this agreement, the existing license agreement is suspended and in consideration for the suspension of the existing license, the Company is entitled, subject to several terms and conditions, to receive four payments of U.S. $250,000 over the period ending December 31, 2005. The Company has no continuing involvement in the research and development of these products and has no obligations under the development plan established by the out-licensing agreement. The agreement also entitles the Company to receive milestone payments on the occurrence of further development activities and regulatory approval. The Company retains an interest in revenue from the manufacture and marketing of the products or from their sub-licensing. During the period ended June 30, 2005, two of the four payments were received, the specific terms and conditions were satisfied and, accordingly, the amount was reflected in revenue.

(b)
On January 26, 2005, the Company entered into a License, Development, Manufacturing and Supply Agreement concerning one of its products. The Company continues to be involved in the development of this product and is required to supply the units of licensed product required for the development program. Under the terms of the agreement, the Company received a license fee of U.S. $500,000, which is being deferred and amortized to income over a 36-month period, the expected term of the Company's obligations under the agreement. The agreement also entitles the Company to receive milestone payments on the occurrence of regulatory approval and royalties on the commercial sale of the developed product.

During the year ended June 30, 2005, the Company recognized $86,154 of the license fee received.

(c)
On June 13, 2005, the Company entered into a License, Development, Manufacturing and Supply Agreement concerning one of its products. The Company continues to be involved in the development of this product and is not required to fund any development in the licensed territory. Under the terms of the agreement, the Company is entitled to receive a license fee of €300,000. The agreement also entitles the Company to receive milestone payments on the occurrence of regulatory approval and royalties on the commercialized sale of the developed product.

During the year ended June 30, 2005, the Company did not recognize any revenue pertaining to this agreement.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2005, 2004 and 2003

10.	Commitments:

The Company has entered into a clinical research services contract dated March 2004 for management services relating to a clinical trial involving up to 700 patients and 67 sites. The contract is expected to be completed by December 31, 2006; however, this is subject to change. The Company can terminate this contract by providing 30 days' notice and a penalty of 10% of any remaining commitment.

The Company entered into a similar contract dated December 2004 relating to a clinical trial involving 30 patients at two sites, at an expected cost of £194,527 ($448,093). The cost was estimated based on 30 patients and will not be exceeded without the Company's approval. Either party may cancel the contract with 30 days' notice, in which case, the Company would pay for cost to date plus a penalty equal to 10% of the remainder of the contract price.

The Company entered into a similar contract dated June 2005 relating to a clinical trial involving 30 patients at two sites, at an expected cost of £344,000 ($756,000). The cost was estimated based on 30 patients and will not be exceeded without the Company's approval. Either party may cancel the contract with 30 days' notice, in which case, the Company would pay for cost to date plus a penalty equal to 10% of the remainder of the contract price.

The Company has entered into contracts for pre-clinical and other studies totalling approximately $935,000, of which approximately $230,000 has been paid.

The Company leases premises under a five-year lease that expires in January 2008. Under the terms of the lease, the Company can terminate the lease at any time with six months notice plus a penalty of two months rent. The Company also leases premises under a one-year lease that expires in February 2006.

Annual minimum payments under these operating leases for the next three years from June 30, 2005 are as follows:

2006	$101,700
2007	58,636
2008	35,560

$195,896

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2005, 2004 and 2003

11.	Income taxes:

(a)	The tax effect of temporary differences that give rise to significant portions of future tax assets and future tax liabilities as at June 30 are as follows:

	2005	2004

Future tax assets:
Capital assets	$50,000	$38,000
Capital loss carryforward	148,000	152,000
Eligible capital expenditures	46,000	30,000
Marketable securities	60,000	60,000
Non-capital losses - Barbados	468,000	547,000
Non-capital losses - Canada	12,182,000	4,117,000
Scientific research and experimental
development expenses and credits	3,984,000	767,000
	16,938,000	5,711,000

Future tax liabilities:
Acquired technologies	(1,977,000)	-
	14,961,000	5,711,000

Less valuation allowance	14,961,000	5,711,000

Net future tax asset	$-	$-

(b)	The Company has available Canadian and Barbadian non-capital loss carryforwards totalling approximately $34,392,000 and $18,727,000, respectively. These losses expire as follows:

	Canada	Barbados

2006	$660,000	$386,000
2007	1,314,000	1,379,000
2008	4,079,000	1,245,000
2009	3,787,000	2,931,000
2010	2,115,000	4,323,000
2011	-	3,048,000
2012	-	2,170,000
2013	1,166,000	1,182,000
2014	7,125,000	2,063,000
2015	14,146,000	-

	$34,392,000	$18,727,000

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2005, 2004 and 2003

11.	Income taxes (continued):

(c)	The Company has approximately $6,586,000 (2004 - $2,113,000) of unclaimed development costs that may be claimed against future taxable income.

(d)	The Company has accumulated net capital losses for tax purposes of approximately $843,000 which may be carried forward and used to reduce taxable capital gains in future years.

(e)
The Company performs certain activities that result in investment tax credits ("ITC") that can be used to offset future Canadian federal taxes payable and Ontario innovation tax credits ("OITC") that are payable in cash from the Province of Ontario. The Company does not accrue the federal ITC as it can only be used to offset future taxes payable and the Company has not recorded any tax assets to date. The ITCs expire as follows:

2010	$25,000
2011	261,000
2012	370,000
2013	328,000
2014	282,000
2015	245,000

$1,511,000

The Company does accrue and records cash refundable OITC amounts directly against development expenses where there is reasonable assurance that the assistance will be realized. During the year, the Company received cash refundable OITC claims for fiscal years 2004 and 2003 in the aggregate amount of $206,041. The Company has also accrued an OITC refund for 2005 based on its development expenditures. At June 30, 2005, an amount of $1,219,030 (2004 - nil) is receivable, including a receivable of $839,830 related to the acquisition of Delex (note 2).

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2005, 2004 and 2003

11.	Income taxes (continued):

	2005	2004	2003

Gross development expenses	$11,567,191	$5,495,898	$4,075,948
OITC refunds	(585,241)	(429,329)	(110,563)

Licensing and product development expenses	$10,981,950	$5,066,569	$3,965,385

12.	Canadian and United States accounting policy differences:

The Company's consolidated financial statements are prepared in accordance with GAAP in Canada, which differ in certain respects from those applied in the United States. The following items present the impact of material differences between Canadian GAAP and United States GAAP on the Company's consolidated financial statements.

(a)	Development stage enterprise:

United States GAAP requires certain additional disclosures for development stage enterprises. These require cumulative amounts from the enterprise's inception be presented. For ease of presentation, these disclosures have been disclosed in the consolidated statements of operations and deficit and cash flows and note 7 to these consolidated financial statements as appropriate.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2005, 2004 and 2003

12.	Canadian and United States accounting policy differences (continued):

(b)	Statement of income (loss) and comprehensive income (loss):

The following table reconciles loss for the period as reported in the consolidated statements of operations and deficit reported under Canadian GAAP to what would have been reported had the statements been prepared in accordance with United States GAAP.

	2005	2004	2003

Loss for the period based on Canadian GAAP	$(15,859,295)	$(7,691,898)	$(7,440,675)
Unrealized gain (loss) on marketable securities (i)	(49,776)	49,776	-
Reversal of stock-based compensation expense for
employee awards (ii)	1,278,955	480,524	58,855
Reversal of capitalization of acquired technologies (iii)	(5,785,901)	-	-
Amortization of acquired technologies (iii)	137,760	-	-

Loss for the period and comprehensive loss based on United States GAAP	$(20,278,257)	$(7,161,598)	$(7,381,820)

Basic and diluted loss per share (iv)	$(0.60)	$(0.34)	$(0.56)

Weighted average number of common shares outstanding (excludes 2,777,778 common shares held in escrow for contingent additional payment related to the acquisition of Delex (note 2))	34,046,450	21,353,479	13,218,177

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2005, 2004 and 2003

12.	Canadian and United States accounting policy differences (continued):

(i)
Canadian GAAP requires that marketable securities be recorded at the lower of cost and market value and does not permit the written-down value to be adjusted upward for subsequent recoveries of market value. The marketable securities held by the Company are classified as trading securities in accordance with FASB Statement 115, Accounting for Certain Investments in Debt and Equity Securities. Under United States GAAP, these securities are measured at market value each period end and any unrealized holding gains and losses are reported in the consolidated statements of operations and deficit. During the year ended June 30, 2003, the Company recognized a charge of $1,812,158 for an other than temporary decline in market value and, accordingly, there was no difference in the carrying amount of the marketable securities under United States GAAP and Canadian GAAP. During the years ended June 30, 2005 and 2004, the unrealized (decrease) increase in market value of securities held was $(49,776) and $49,776, respectively. This amount has been recognized as an unrealized gain for United States GAAP purposes with a corresponding increase in investments and shareholders' equity under United States GAAP.

(ii)
As set out in note 1(n), under Canadian GAAP, the Company has applied the fair value-based method of accounting for stock options granted to employees for options granted on or after July 1, 2002 retroactively, and has restated amounts previously reported. Under United States GAAP, the Company continues to apply the intrinsic value method in accordance with APB Opinion No. 25 and, accordingly, stock compensation expense for employee awards recorded for Canadian GAAP purposes of $1,278,955, $480,524 and $58,885 for the years ended June 30, 2005, 2004 and 2003, respectively, has been reversed for United States GAAP purposes.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2005, 2004 and 2003

12.	Canadian and United States accounting policy differences (continued):

(iii)
Under United States GAAP, the Company's acquired technologies, which are primarily comprised of patents and technologies which require regulatory approval to be commercialized and which have no proven alternative future uses, are considered in-process research and development and are immediately expensed upon acquisition in accordance with FASB Statement No. 2, Accounting for Research and Development Costs. The Company's acquired technologies do not have an alternative future use given their specialized nature and limited alternative use. Under Canadian GAAP, the acquired technologies are considered to be development assets which are capitalized and amortized over their expected useful lives.

(iv)
Loss per common share has been calculated using the weighted average number of common shares outstanding during the period. The potential effect of share options and share purchase warrants is not dilutive to the loss per common share.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2005, 2004 and 2003

12.	Canadian and United States accounting policy differences (continued):

(c)	Consolidated statement of changes in shareholders' equity:

United States GAAP requires the inclusion of a consolidated statement of changes in shareholders' equity for each year a statement of income is presented. Shareholders' equity under United States GAAP is as follows:

	Warrants and share capital	Deficit accumulated during the development stage	Additional paid in capital	Accumulated other comprehensive income	Total

Balance, June 30, 2003	$44,729,104	$(36,411,810)	$9,965	$-	$8,327,259
Special warrants issue	17,047,001	-	-	-	17,047,001
Issued on stock options	44,375	-	-	-	44,375
Issued on warrants	222,348	-	-	-	222,348
Issued on compensation options	1,500,000	-	-	-	1,500,000
Shares repurchased for cancellation	(73,675)	(156,704)	-	-	(230,379)
Stock-based compensation	-	-	19,851		19,851
Loss for the year	-	(7,161,598)	-	-	(7,161,598)

Total shareholders' equity under U.S. GAAP, June 30, 2004	63,469,153	(43,730,112)	29,816	-	19,768,857
Special warrants issue	18,972,307	-	-	-	18,972,307
Issued on options	166,540	-	-	-	166,540
Issued on warrants	536,965	-	-	-	536,965
Shares purchased for cancellation	(206,577)	(573,332)	-	-	(779,909)
Issued on acquisition of Delex	9,862,697	-	-	-	9,862,697
Loss for the year	-	(20,278,257)	-	-	(20,278,257)

Total shareholders' equity under U.S. GAAP, June 30, 2005	92,801,085	(64,581,701)	29,816	-	28,249,200
Stock compensation expense	-	(1,818,334)	1,761,112	-	(57,222)
In process research and development acquired	-	5,785,901	-	-	5,785,901
Amortization of in process research and development acquired	-	(137,760)	-	-	(137,760)

Total shareholders' equity under Cdn. GAAP, June 30, 2005	$92,801,085	$(60,751,894)	$1,790,928	$-	$33,840,119

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2005, 2004 and 2003

12.	Canadian and United States accounting policy differences (continued):

United States GAAP requires the disclosures of a consolidated statement of comprehensive income. Comprehensive income generally encompasses all changes in shareholders' equity, except those arising from transactions with shareholders. There have been no material transactions that would have been included in comprehensive income had the statements been prepared in accordance with United States GAAP, except as disclosed for loss for the period under United States GAAP.

(d)	Pro forma stock option disclosure:

United States GAAP requires the disclosure of the pro forma impact of options granted that have not been recognized as an expense. The compensation cost for these options is determined under the fair value method for awards granted on or after July 1, 1995, and is outlined in the following table:

	2005	2004	2003

Options granted	852,987	798,120	587,500

Weighted average fair value of
options granted	$1.96	$1.17	$1.28

Loss for the period, as reported	$(20,278,257)	$(7,161,598)	$(7,381,820)

Pro forma loss for the period	$(21,566,804)	$(7,774,072)	$(7,688,189)

Pro forma basic and diluted loss per share	$(0.63)	$(0.36)	$(0.58)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2005, 2004 and 2003

12.	Canadian and United States accounting policy differences (continued):

The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value option pricing model with the assumptions set out in note 8 for the period from July 1, 2002 to June 30, 2004 and the following assumptions for grants made during the period preceding July 1, 2002:

Risk-free interest rate	4.11% - 5.66%
Dividend yield	-
Volatility factor	50% - 120%
Expected life of options	5 - 10 years
Vesting period (months)	Immediately to 40 months

(e)	Investment tax credits:

Canadian GAAP requires that investment tax credits relating to development costs be accounted for as a reduction of development costs. United States GAAP requires such amounts to be accounted for as a reduction of income tax expense. There is no impact on the loss for the period as a result of this GAAP difference. Investment tax credits recognized are as follows:

			From inception on
			August 17, 1994 to
	Years ended June 30,		June 30,
2005	2004	2003	2005

$585,241	$429,329	$110,563	$2,378,914

(f)	Income taxes:

Canadian GAAP requires that future income taxes are calculated using enacted income tax rates or, where they exist, substantively enacted income tax rates. United States GAAP does not permit the use of substantively enacted rates. As a full valuation allowance has been recorded against all future tax assets, the future tax assets and valuation allowances are also different as a result of Canadian/United States GAAP loss differences.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2005, 2004 and 2003

12.	Canadian and United States accounting policy differences (continued):

The future tax assets and related valuation allowances as would have been calculated using United States GAAP are approximately $16,938,000, $5,698,000 and $2,988,000, respectively, for the years ended June 30, 2005, 2004 and 2003.

(g)	Acquisition of Delex:

The following pro forma financial information reflects the results of operations of the Company as if the acquisition of Delex had taken place on July 1, 2002. The pro forma financial information is not necessarily indicative of the results as it would have been if the acquisition had been effected on the assumed date and is not necessarily indicative of future results.

	2005	2004	2003

Pro forma revenue	$1,459,422	$411,830	$375,922
Pro forma loss	(16,592,546)	(10,256,790)	(17,760,879)
Pro forma basic and diluted loss per share	(0.49)	(0.41)	(1.07)

13.	Financial instruments:

The fair values of cash and cash equivalents, short-term deposits, accounts receivable, accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.